Exhibit 99.1

FOR IMMEDIATE RELEASE January 23, 2017

MACROCURE AND LEAP THERAPEUTICS COMPLETE MERGER

PETACH TIKVA, ISRAEL, January 23, 2017 (PR NEWSWIRE) —Macrocure Ltd. (NASDAQ: MCUR), a clinical-stage biotechnology company, announced today that the previously reported merger transaction with a wholly-owned subsidiary of Leap Therapeutics, Inc. has been completed. Pursuant to the transaction, shareholders of Macrocure will receive the merger consideration of 0.1815 shares of common stock of Leap per ordinary share of Macrocure cancelled, plus cash in lieu of a fractional share of Leap common stock (based on a value of $9.90 per share of Leap common stock). The trading of Macrocure’s ordinary shares on the NASDAQ Global Market has ceased, and the trading of Leap common stock on NASDAQ (under the trading symbol “LPTX”) is expected to begin tomorrow (January 24, 2017).

About Leap Therapeutics, Inc.

Leap Therapeutics is an immuno-oncology company with two clinical stage programs. Leap’s most advanced clinical candidate, DKN-01, is a humanized monoclonal antibody targeting the Dickkopf-1 (DKK1) protein. DKN-01 is in clinical trials in esophageal cancer and cholangiocarcinoma. Leap’s second clinical candidate, TRX518, is a novel, humanized GITR agonist monoclonal antibody designed to enhance the immune system’s anti-tumor response. TRX518 is in clinical trials in patients with advanced solid tumors.  For more information about Leap Therapeutics, please visit http://www.leaptx.com.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company that was focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds. For more information, please visit www.macrocure.com or please review the documents filed or furnished by Macrocure with or to the SEC.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements that are not historical facts, such as statements regarding Leap’s future operations.  Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the anticipated amount needed to finance the combined company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Macrocure Ltd. Contact
Shai Lankry, Chief Financial Officer
Shai@macrocure.com
+972-54-565-6011

Leap Therapeutics, Inc. Contact
Douglas E. Onsi, Chief Financial Officer
donsi@leaptx.com
+1-617-714-0360

SOURCE: Macrocure Ltd